FORM 51-102F3
MATERIAL CHANGE REPORT

1.     Name and Address of Company

Birch Mountain Resources Ltd. (the "Corporation")
Suite 300
250 - 6th Avenue S.W.
Calgary, Alberta T2P 3H7

2.     Date of Material Change

August 14, 2006.

3.     News Release

A news release was issued by the Corporation on August 14, 2006 through the facilities of Canada NewsWire.

4.     Summary of Material Change

The Corporation reported second quarter 2006 results.

5.     Full Description of Material Change

Please refer to the news release of the Corporation dated August 14, 2006 which is attached to this report as Schedule "A".

6.     Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.     Omitted Information

No information has been omitted.

8.     Executive Officer:

The name and business number of the executive officer of the Corporation who is knowledgeable about the contents of this Material Change and this report is:

Hansine Ullberg
VP Finance and Chief Financial Officer
(403) 262-1838

9.     Date of Report

August 14, 2006.

SCHEDULE "A"

NEWS RELEASE

BIRCH MOUNTAIN REPORTS SECOND QUARTER 2006 RESULTS

CALGARY, August 14, 2006– Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") (BMD: TSXV and AMEX) today reported financial results for the second quarter ended June 30, 2006.

Highlights

During the second quarter 2006, the company filed the Hammerstone Application and Environmental Impact Assessment (the "Hammerstone Application") with the Alberta Government Regulatory Authorities on May 25, 2006. Work was completed to update the prefeasibility report and an updated technical report in compliance with National Instrument 43-101 was released on August 2, 2006 (the "2006 Technical Report"). First commercial sales occurred and crushed aggregate product inventories were produced and stock piled to assure the ability to supply into the high demand spot market for aggregates.

Quarry development continued in the first and second quarters of 2006 as additional overburden and pit materials were removed, to access all layers of the limestone rock, to allow for extraction as required for different products. Site preparation work from April to June consisted of clearing for a south quarry access road, stripping for a lay down area for equipment and initial work for the Hammerstone plant site. At the end of the first quarter, the MVQ extended over 42 hectares (105 acres) and with additional work during the second quarter the total development is now 96 hectares (240 acres).

During the second quarter, aggregate to various product specifications was produced and the first sales from the MVQ were achieved. Sales of $87,829 were recorded and inventory at June 30, 2006 was valued at $1,488,763. The inventory includes blasted work-in-progress rock as well as stockpiles of aggregate meeting three Alberta Transportation specifications.

Also during the second quarter, the Company continued preliminary engineering, procurement and construction ("EPC") for the Hammerstone Project. This included looking at alternatives for used plant equipment and evaluating the cost/benefits and timing implications. In May 2006, a crushing spread was mobilized at the MVQ. The Company also purchased a Hitachi hydraulic shovel, which will allow for selective materials excavation and efficient commercial production.

Financial Results (unaudited)

For the second quarter ended June 30, 2006, the Company incurred a loss of $1,607,295 (2005 - $1,097,609) and at June 30, 2006 has a retained deficit of $10,963,201.

The Company’s main expenditures are categorized as administrative expenses, quarry operations and mineral costs. Each category increased for the quarter ended June 30, 2006, as compared to the quarter ended June 30, 2005, as the Company focused on the start up of operations at the MVQ and advancing the work on the Hammerstone Project. Total administrative expenses for the first quarter 2006 were $1,155,416 as compared to 2005 of $957,554. Adjusting for stock based expenses of $323,528 and $159,913 for 2006 and 2005 respectively, adjusted G&A expenses were $831,888 for 2006 as compared to 2005 of $797,641. The largest contributors to this increase were increases in shareholder services and promotion of approximately $123,000 as a result of the large increase in the Company’s shareholder base which impacts mailing, promotion, transfer agent and filing fees, and an increase of approximately $51,000 in salaries due to the addition of two executives that were not employed by the Company in 2005. Quarry operation costs totaled $423,817 for the second quarter 2006. No quarry operations costs were reported in 2005, as the quarry was not operational. Mineral costs expensed in the income statement were $201,144 for the second quarter of 2006 as compared to $163,857 for 2005. This increase resulted from general field activities including travel and preliminary work to explore satellite quarry opportunities on the Company’s land leases.

The Company also incurs significant expenditures for mineral development that are capitalized. Total capitalized mineral costs for second quarter 2006 were $9,683,154 as compared to $1,234,379 for 2005. With respect to expenditures capitalized, during the second quarter of 2006, 63% of these expenditures were on the development of the MVQ, which in 2005 had not yet received environmental approval. Of the $9.5M of expenditures capitalized, $6.9M or 73% related to site preparation, which included construction of the road, stockpile sites, overburden removal and costs of preliminary rock extraction. Another $1.5M or 16% of this increase related to work on the Hammerstone Application and the updated technical report, which is comprised largely of professional fees for consultants who assist in the regulatory, environmental and technical work required. Finally, $490,000 related to an accrual for future asset retirement obligations of the MVQ and approximately $300,000 related to increased salary costs for the Hammerstone Project including a new executive hired and additional staff resources to project manage the EPC work for the Hammerstone plant facilities.

Summarized unaudited consolidated financial statements as at and for the three months and six months ended June 30, 2006 are reported in the tables below. The Company encourages readers to review the Second Quarter 2006 Financial Report and other informational disclosures on SEDAR and/or EDGAR at www.sedar.com and www.edgar.com.

Stock Option Grants Approved

The Compensation Committee of the Board of Directors has approved the grant of 80,000 stock options, pursuant to the Company’s stock option plan, to new employees, to be issued at the closing market price on August 15, 2006.

TABLE A: Consolidated Balance Sheets	UNAUDITED
As at	June 30, 2006	December 31, 2005

Assets
Current
Cash and cash equivalents	10,961,213	32,322,603
Restricted cash	3,250,000	1,000,000
Accounts receivable	774,880	476,455
Inventory	1,488,763	-
Prepaids and deposits	699,676	441,545
	17,174,532	34,240,603
Long-term asset	460,730	232,489
Property and equipment	759,585	318,786
Mineral properties	30,712,026	13,768,974
Total Assets	49,106,873	48,560,852

Liabilities
Current
Accounts payable and accrued liabilities	5,575,359	3,369,083
Deferred revenue	50,306	50,306
Other current liabilities	2,470,514	3,346,264
	8,096,179	6,765,653
Asset retirement obligation	1,105,000	360,000
	9,201,179	7,125,653

Shareholders’ equity
Share capital	47,526,870	46,950,953
Contributed surplus	3,342,025	1,774,873
Deficit	(10,963,201)	(7,290,627)
	39,905,694	41,435,199
Total Liabilities and Shareholders’ Equity	49,106,873	48,560,852

TABLE B: Consolidated Statements of Loss and Deficit			UNAUDITED
	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
For the periods ended	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Sales revenue	87,829	-	87,829	-
Cost of sales	79,105	-	79,105	-
Gross profit	8,724	-	8,724	-

Expenses
Amortization	29,332	14,937	48,045	28,667
Office	125,820	117,062	246,150	208,891
Professional fees	190,213	284,035	367,998	441,632
Mineral exploration costs	201,144	163,857	474,954	384,549
Salaries and benefits	215,189	163,658	512,669	300,060
Stock-based compensation	253,501	159,913	1,212,798	638,696
Shareholder services and promotion	341,361	217,949	601,356	415,720
Quarry operation costs	423,817	-	597,485	-
Interest (income)	(164,358)	(23,802)	(380,157)	(49,590)
	1,616,019	1,097,609	3,681,298	2,368,625
Net loss for the period	1,607,295	1,097,609	3,672,574	2,368,625
Deficit, beginning of period	(9,355,906)	(3,919,825)	(7,290,627)	(2,648,809)
Deficit, end of period	(10,963,201)	(5,017,434)	(10,963,201)	(5,017,434)

Net loss per share, basic and diluted	(0.02)	(0.02)	(0.05)	(0.04)

TABLE C: Consolidated Statements Cash Flows			UNAUDITED
	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
10. For the periods ended	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Cash flows from operating activities
Cash paid to employees	(611,376)	(263,158)	(1,196,832)	(522,707)
Cash paid to suppliers	(15,672)	(580,015)	(2,884,021)	(902,787)
Interest received	(10,725)	(1,898)	(12,787)	(2,770)
Interest paid	162,055	23,802	261,094	49,590
Net cash used in operating activities	(475,718)	(821,269)	(3,832,546)	(1,378,674)
Cash flows from investing activities
Mineral exploration costs	(5,693,919)	(1,129,051)	(15,230,687)	(1,914,356)
Restricted cash	(2,250,000)	-	(2,250,000)	-
Purchase of capital assets	(72,284)	(36,007)	(429,144)	(54,509)
Net cash used in investing activities	(8,016,203)	(1,165,058)	(17,909,831)	(1,968,865)
Cash flows from financing activities
Issuance of common shares for cash	148,425	1,574,979	380,987	2,015,282
Net cash provided by financing activities	148,425	1,574,979	380,987	2,015,282
Increase in cash and cash equivalents	(8,343,496)	(411,348)	(21,361,390)	(1,332,257)
Cash and cash equivalents, beginning of period	19,304,709	4,523,361	32,322,603	5,444,270
Cash and cash equivalents, end of period	10,961,213	4,112,013	10,961,213	4,112,013

Birch Mountain is developing the industrial mineral potential of its extensive mineral properties in the oil sands region of northeastern Alberta and believes the strong global demand for oil and the heightened profile of the Alberta oil sands will ensure long-term demand for limestone products from the Muskeg Valley Quarry and the Hammerstone Project.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas Rowe, President & CEO or Hansine Ullberg, VP Finance & CFO
Birch Mountain Resources Ltd. Tel: 403.262.1838 Fax: 403.263.9888
www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain’s expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.